UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities

Exchange Act of 1934

STUDIO II PRODUCTIONS, INC.

(Name of Small Business Issuer in its charter)

Florida	65-0664963
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5150 Tamiami Trail N., Ste. 202, Naples, Florida 34103

(Address of Principal Office) Zip Code

Issuer's telephone number: (239) 430-2222

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A

Name of each exchange on which each class is to be

registered - N/A

Securities to be registered under Section 12(g) of the Act:

Common Stock

(Title of class)

PART I

Item 1. DESCRIPTION OF BUSINESS

Background

The Company was incorporated under the laws of the State of Florida on May 6, 1996. To date, the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company is a "blind pool" or "blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

Prior to the effective date of this registration statement, it is anticipated that the Company's officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. However, no assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current shareholders relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management"). In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to the foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Colorado law to enter into such a transaction if:

(1) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

(2) The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically authorized, approved or ratified in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See "Management"). Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

(1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

(2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

(3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The Company - Regulation of Penny Stocks").

(4) Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

(5) The extent to which the business opportunity can be advanced;

(6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

(7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

(8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

(9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing on the SmallCap Market include, among other requirements, that the Company (i) have stockholders' equity of at least $5,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulations

The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities may have significantly greater experience, resources and managerial capabilities than the Company and in that event, will be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company, and from several other blind pool companies formed by Company management (See "Item 5. Directors, Executive Officers, Promoters and Control Persons - Other Blind Pool Activities").

Administrative Offices

The Company currently maintains a mailing address at 5150 Tamiami Trail N., Ste. 202, Naples, Florida 34103. The Company's telephone number there is (239) 430-2222. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

Our shares are speculative and involve a high degree of risk, including, but not necessarily limited to, the several factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the proposed business of Studio II Productions, Inc. before purchasing shares.

WE WERE ORGANIZED RECENTLY, HAVE LIMITED RESOURCES AND NO PRESENT SOURCE OF REVENUES

Studio II Productions, Inc. was incorporated on May 6, 1996, and is in the development stage. We have not as yet attempted to seek a business combination. Our management has no prior experience relating to the identification, evaluation and acquisition by a blank check company of an acquired business. To date, our efforts have been limited primarily to organizational activities and initial funding. We have limited resources and have had no revenues to date. We will not achieve any revenues until the consummation of a business combination, if at all. There can be no assurance that any acquired business, at the time of the Company's consummation of a business combination or at any time thereafter, will derive any material revenues from its operations or operate on a profitable basis.

WE MAY NOT BE ABLE TO FIND A SUITABLE BUSINESS COMBINATION

Although we will attempt to locate potential business combinations, there can be no assurance that any business or assets worthy of even preliminary investigation will come to the Company's attention or that we will be able to negotiate and close on a business combination transaction.

NO ASSURANCE OF PUBLIC MARKET FOR OUR SHARES

As of the date of this registration statement, there is no public trading market for our Shares. We anticipate that at some time in the future, following the effective date of this registration statement, we will seek to have our common stock trading in the over-the-counter market through publication of quotations on the OTC Bulletin Board. There can be no assurance that any application for approval to publish quotations on the OTC Bulletin Board will be approved, or, if approved, that a market will develop for our common stock. We do not currently expect that an application will be submitted to permit publication of quotations on the OTC Bulletin Board until after we have completed a business combination. Even in the event that we do complete a business combination, there is no assurance that a market for our common stock will develop.

We currently have approximately 53 record holders of our Common Stock.

WE CANNOT GIVE YOU A SUBSTANTIVE DISCLOSURE RELATED TO PROSPECTIVE BUSINESS COMBINATIONS

"Blank check" companies are inherently characterized by an absence of substantive disclosure. The Company has not yet identified a prospective acquired business. Accordingly, our shareholders will have virtually no substantive information available for advance consideration of any specific business combination.

WE ARE SEEKING A BUSINESS COMBINATION IN AN UNSPECIFIED INDUSTRY WHICH MAY BE SUBJECT TO UNASCERTAINABLE RISKS

To date, we have not selected any particular industry or any acquired business in which to concentrate our business combination efforts. Accordingly, there is no current basis for prospective investors in this offering to evaluate the possible merits or risks of any acquired business or the particular industry in which the Company may ultimately operate. To the extent the Company effects a business combination with a financially unstable company or an entity in its early stage of development or growth (including entities without established records of sales or earnings), the Company will become subject to numerous risks inherent in the business operations of financially unstable and early stage or potential emerging growth companies. In addition, to the extent that the Company effects a Business Combination with an entity in an industry characterized by a high level of risk, the Company will become subject to the currently unascertainable risk of that industry. An extremely high level of risk frequently characterizes certain industries which experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular industry or acquired business, there can be no assurance that the Company will properly ascertain or assess all such significant risk factors.

PROBABLE LACK OF BUSINESS DIVERSIFICATION

It is likely that we will have the ability to effect only a single business combination. Accordingly, the prospects for our success will be entirely dependent upon the future performance of a single business. Unlike certain entities which have the resources to consummate several business combinations or entities operating in multiple industries or multiple areas of a single industry, it is highly likely that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. In addition, by consummating a business combination with only a single entity, the prospects for the Company's success may become dependent upon the development or market acceptance of a single or limited number of products, processes or services. Consequently, there can be no assurance that the acquired business will prove to be commercially viable.

The ability of the Company to successfully effect business Combination will be largely dependent upon the efforts of its officers and directors who expect to devote only a limited portion of their time to the affairs of the Company. However, our officers and directors have limited prior experience with respect to the successful completion of a business combination involving a "blank check" company. See "Management."

THERE WILL BE A CHANGE IN CONTROL AND MANAGEMENT AFTER A BUSINESS COMBINATION

Although we have no present plans, understandings or arrangements respecting any business combination, the successful completion of such a transaction is likely to result in a change in control of the Company. This could result from the issuance of a large percentage of the Company's authorized securities or the sale by the present shareholders of all or a portion of their stock, or a combination thereof. Any change in control may also result in the resignation or removal of the Company's present officers and directors. If there is a change in management, no assurance can be given as to the experience or qualifications of the persons who replace present management respecting either the operation of the Company's activities or the operation of the business, assets or property being acquired.

WE HAVE LIMITED ABILITY TO EVALUATE THE MANAGEMENT OF ANY ACQUIRED BUSINESS

While our ability to successfully effect a business combination will be dependent upon certain of our management, the future role of such personnel in the acquired business cannot presently be stated with any certainty. It is unlikely that any of the Company's key personnel will remain associated in any operational capacity with the Company following a business combination. Moreover, there can be no assurance that such personnel will have significant experience or knowledge relating to the operations of the particular acquired business. Furthermore, although the Company intends to closely scrutinize the management of a prospective acquired business, there can be no assurance that the Company's assessment of such management will prove to be correct, especially in light of the likely inexperience of current key personnel of the Company in evaluating most types of businesses. In addition, there can be no assurance that such future management will have the necessary skills, qualifications or abilities to manage a public company. The Company may also seek to recruit additional managers to supplement the incumbent management of the acquired business. There can be no assurance that the Company will have the ability to recruit such additional managers, or that such additional managers will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION.

The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS.

The Company generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurance that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

COMPETITION FOR ACQUISITIONS

We expect to encounter intense competition from other entities having a business objective similar to that of the Company. Many of these entities are well-established and have extensive experience in connection with identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater financial, marketing, technical, personnel and other resources than the Company and there can be no assurance that the Company will have the ability to compete successfully. Our financial resources will be relatively limited when contrasted with those of many of our competitors.

WE ARE FACED WITH UNCERTAINTY AS TO COMPETITIVE ENVIRONMENT OF ANY ACQUIRED BUSINESS

In the event that we succeed in effecting a business combination, we will, in all likelihood, become subject to intense competition from competitors of the acquired business. In particular, certain industries which experience rapid growth frequently attract an increasing number of competitors, including competitors with greater financial, marketing, technical and other resources than the initial competitors in the industry. The degree of competition characterizing the industry of any prospective acquired business cannot presently be ascertained. There can be no assurance that, subsequent to a business combination, we will have the resources to compete effectively, especially to the extent that the acquired business is in a high growth industry.

POSSIBLE NEED FOR ADDITIONAL FINANCING OF ACQUIRED BUSINESS

In the event of consummation of a business combination, we cannot ascertain with any degree of certainty the capital requirements for any particular acquired business because we have not yet identified any prospective acquired business candidates. To the extent the business combination results in the acquired business requiring additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available because, among other things, the acquired business does not have sufficient (i) credit or operating history; (ii) income stream; (iii) profit level; (iv) asset base eligible to be collateralized; or (v) market for its securities.

As no specific business combination or industry has been targeted, it is not possible to predict the specific reasons why conventional private or public financing or conventional bank financing might not become available. There can be no assurance that, in the event of a consummation of a business combination, sufficient financing to fund the operations or growth of the acquired business will be available upon terms satisfactory to the Company, nor can there be any assurance that financing would be available at all.

LACK OF OPERATING FUNDS

As of the date of this registration statement we currently have no plans or arrangements with respect to the possible acquisition of additional funds which may be required to continue the operations of the Company. In the event we are unable to obtain necessary additional funds, we may have to curtail operations.

WE ARE AUTHORIZED TO ISSUE ADDITIONAL SHARES OF STOCK

Our Articles of Incorporation authorize the issuance of 10,000,000 shares of common stock and 0 shares of preferred stock. Since there are currently 7,289,350 shares of common stock issued and outstanding, there are currently only 2,710,650 shares of authorized but unissued common stock available for issuance. Although the Company has no commitments as of the date of this registration statement to issue any additional shares of stock, the Company will, in all likelihood, issue a substantial number of shares of stock in connection with a business combination, and furthermore, will likely amend its articles to increase the authorized number of common and preferred stock. The issuance of additional shares of either common or preferred stock may result in the dilution of the interests of the Company's current shareholders.

INVESTMENT COMPANY ACT CONSIDERATIONS

The regulatory scope of the Investment Company Act of 1940, as amended (the "Investment Company Act"), which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, extends generally to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities. The Investment Company Act may, however, also be deemed to be applicable to a company which does not intend to be characterized as an investment company but which, nevertheless, engages in activities which may be deemed to be within the definitional scope of certain provisions of the Investment Company Act. We believe that our anticipated activities, which will involve acquiring control of an operating company, will not subject the Company to regulation under the Investment Company Act. Nevertheless, there can be no assurance that we will not be deemed to be an investment company. In the event we are deemed to be an investment company, we may become subject to certain restrictions relating to our activities, including restrictions on the nature of our investments and the issuance of securities. In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company, adoption of a specific form of corporate structure and compliance with certain burdensome reporting, record keeping, voting, proxy, disclosure and other rules and regulations. In the event of characterization of the Company as an investment company, the failure by the Company to satisfy such regulatory requirements, whether on a timely basis or at all, would, under certain circumstances, have a material adverse effect on the Company.

TAX CONSIDERATIONS

As a general rule, federal and state tax laws and regulations have a significant impact upon the structuring of business combinations. We will evaluate the possible tax consequences of any prospective business combination and will endeavor to structure the business combination so as to achieve the most favorable tax treatment to the Company, the acquired business and their respective shareholders. There can be no assurance, however, that the Internal Revenue Service (the "IRS") or appropriate state tax authorities will ultimately assent to the Company's tax treatment of a consummated business combination. To the extent the IRS or state tax authorities ultimately prevail in recharacterizing the tax treatment of a business combination, there may be adverse tax consequences to the Company, the acquired business and their respective shareholders.

NO DIVIDENDS

We have not paid dividends on our Common Stock to date and do not presently intend to pay cash dividends prior to the consummation of a business combination. The payment of dividends after a business combination, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and general financial condition subsequent to consummation of a business combination. The payment of any dividends subsequent to consummation of a business combination will be within the discretion of the Company's then Board of Directors. It is the present intention of the Board of Directors to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board does not anticipate paying any cash dividends in the foreseeable future. See "Description of Securities - Dividends."

POSSIBLE RESTRICTION ON RESALES OF THE SHARES

Shareholders may engage in resale transactions in the Shares only in jurisdictions in which an applicable exemption is available. It is currently not known by the Company which states will permit resale transactions in the Shares.

PENNY STOCK RULES MAY LIMIT RESALE OPPORTUNITIES

There is no current trading market for the Shares and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The trading of the Shares, to the extent that a market develops for the Shares at all, of which there can be no assurance, will likely be conducted through what is customarily known as the "pink sheets" and/or the Bulletin Board. Any market for the Shares which may result will likely be less well developed than if the Shares were traded on the NASDAQ market or an exchange.

As long as our shares are not listed on NASDAQ or an exchange and the Company has net tangible assets of $2,000,000 or less, transactions in the Shares would be subject to certain rules promulgated under the Securities Exchange Act of 1934. Under such rules, broker-dealers who recommend such securities to persons other than institutional accredited investors (generally institutions with assets in excess of $5,000,000) must make a special written suitability determination for the purchaser, receive the purchaser's written agreement to a transaction prior to sale and provide the purchaser with risk disclosure documents which identify certain risks associated with investing in "penny stocks" and which describes the market therefor as well as a purchaser's legal remedies. Further, the broker-dealer must also obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a "penny stock" can be consummated. Since our shares are subject to such rules, broker-dealers may find it difficult to effectuate customer transactions and/or trading activity in the Shares; thus, the market price, if any, may be depressed, and an investor may find it more difficult to dispose of the Shares.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

If a public market develops for the Company's Common Stock, the market liquidity for such stock could be adversely affected by limiting the ability of broker/dealers to sell the Company's common stock and the ability of purchaser's in this offering to sell their securities in the secondary market. There can be no assurance that trading in the Company's securities will not be subject to these or other regulations that would adversely affect the market for such securities.

LOSS FROM ANALYSIS AND INVESTIGATION OF BUSINESS PROSPECTS

The Company will be required, in all probability, to expend funds in the preliminary investigation or examination of assets, business or properties, whether or not an investment occurs. To the extent management determines that the potential investment has little or no value, the monies spent on investigation will be a total loss.

CONFLICTS OF INTEREST

Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

In particular, a Company officer and director formed another blind pool or blank check company with a structure and a business plan identical to that of the Company. It is also likely that the Company's officers and directors will form additional blind pool or blank check companies in the future with a business plan similar or identical to that of the Company. The other blind pool or blank check companies which have an identical structure and business plan may be considered to be in direct competition with the Company for available business opportunities, but that competition does not currently create a conflict of interest with the Company because each of such companies currently has an identical group of shareholders. However, any additional blind pool or blank check companies formed in the future, which do not have the same shareholders and an identical capital structure as the Company, would be in direct competition with the Company for available business opportunities and would create the potential for conflicts of interest.

It is anticipated that the Company's principal shareholders may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholders may consider their own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

OTHER REGULATION

An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT

The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, the Company will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

LACK OF CONTINUITY IN MANAGEMENT

The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

DEPENDENCE UPON OUTSIDE ADVISORS

To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

LEVERAGED TRANSACTIONS.

There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

RULE 144 SALES

All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. The Securities and Exchange Commission recently made public a letter it had previously sent to the NASD Division of Market Regulation in which it expressed the opinion that promoters of blind pool or blank check companies and their affiliates and transferees could never rely on Rule 144 to make sales of their shares. The SEC expressed this opinion in the context of questions about initial applications on behalf of blind pool or blank check companies for approval to publish quotations for their shares on the OTC Bulletin Board. In the event the SEC and NASD maintain this position even following the completion of a business combination, the initial promoters of the Company, and their affiliates and transferees, will be unable to rely upon Rule 144 for any sales of their shares. They will instead be required to file a registration statement under the Securities Act of 1933 in order to complete any public sales of their shares.

BLUE SKY CONSIDERATIONS

Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind pool or "blank check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2. Management's Discussion and Analysis or Plan of Operations.

Liquidity and Capital Resources

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $45,028 from its inside capitalization funds. The Company has an accumulated deficit of $43,364. Consequently, the Company's balance sheet for the period of May 6, 1996 (inception) through June 30, 2002, reflects a current and total asset value of $1,664, and no current liabilities.

The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

During the period from May 6, 1996 (inception) through December 31, 2001, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than limited interest income. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Plan of Operations

During its current fiscal year ending December 31, 2002, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

The Company believes that it will require additional capital in the amount of approximately $5,000 in order to pay the costs associated with completion and filing of this registration statement on Form 10SB and the costs associated with compliance with its continuing reporting obligations under the Securities Exchange Act of 1934, as amended, for the fiscal year ending December 31, 2002. This additional capital will be required whether or not the Company is able to complete a business combination transaction during the fiscal year ending December 31, 2002. Furthermore, once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No specific commitments to provide additional funds have been made by management or other stockholders, and the Company has no current plans, proposals, arrangements or understandings to raise additional capital through the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

Regardless of whether the Company's cash assets prove to be adequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

Item 3. Description of Property.

The Company currently maintains a mailing address at Tamiami Trail N., Ste. 202, Naples, Florida 34103. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (239) 430-2222.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of the date of this registration statement on Form 10SB, the Company has a total of 7,289,350 shares of common stock issued and outstanding. The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

Name and Address	Number of Shares Owned Beneficially	Percent of Class Owned
Mid-Continental Securities 5150 Tamiami Trail N., Ste. 202, Naples, Florida 34103	4,946,000	67.85%
Gerald F. Van Fleet (1) 5150 Tamiami Trail N., Ste. 202, Naples, Florida 34103	0	0
Milton Polland (1) 10445 Wilshire Blvd., #204 Los Angeles, CA 90024	0	0
Central Pacific, Ltd. (2) 10445 Wilshire Blvd., #204 Los Angeles, CA 90024	20,000	0.27%
Rudy Ambrosi 3131 Regatta Rd. Naples, FL 34103	1,000,000	13.72%
All directors and executive officers (2 persons)	20,000	0.27%

(1) The person listed is an officer, a director, or both, of the Company.

(2) Milton Polland is the CEO of Central Pacific, Ltd., and thus claims beneficial ownership.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
Gerald F. Van Fleet	43	President and a director since May 1998
Milton Polland	89	Director since May 1996

The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Gerald F. Van Fleet.

Mr. Van Fleet ("Jerry") spent a majority of his financial career as a Vice President with Noddings Investments in Oak Brook, Illinois. The firm specialized in sophisticated strategies utilizing undervalued convertible securities, including warrants, bonds and preferred stocks. Noddings was acquired by a division of General American Insurance in 1999. Jerry actively participated in all aspects of the transaction.

Since the acquisition of Noddings, Jerry has worked with several financial institutions, including Northern Trust and Merrill Lynch, as a specialist in alternative investments.

Upon graduation from Michigan State University in 1982, Jerry joined IBM in Chicago and began a career in the computer and software industry. Jerry's experience included software application consulting in the Manufacturing and Distribution sectors as well as developing business plans for specific software markets.

Jerry joined Noddings Investment Group in 1994. His responsibilities included client development and service, consultant relations, creation of published material, and the development of marketing material and presentations. Jerry contributed to "The Irwin Yearbook of Convertible Securities" and co-authored the article "Convertible Hedging - An Alternative Investment Approach to Meet Specific Risk/Reward Objectives" that appeared in the HFR Journal.

Milton Polland.

Mr. Polland has been a director of the Company since May of 1988. He attended Marquette University and received a law degree from the Milwaukee School of Law. He has a wide range of experience and contacts. From 1992 to the present, Mr. Polland has been Ambassador for the Republic of the Marshall Islands, Ambassador to Mexico from the Marshall Islands; from 1989 to 1996, he was Chairman of the Board of Pacific Intermediaries, Inc. From 1988 to 1996, he was Board member of Airline of the Marshall Islands; from 1981 to 1995, Mr. Polland was Special Envoy to the President of the Marshall Islands, as well as President and Chairman of the Board of Pacific Casualty Insurance Co., Ltd. From 1952 to 1990, he owned The Polland Company, Ltd., Actuarial and Management Consulting. From 1988 to 1990, he was a board member of The Wilshire Bank, Los Angeles, CA; from 1965 to 1967, Mr. Polland was President and Chairman of the Board, Union Trust Life Insurance. From 1965 to 1967 he was President and Chairman of the Board, Missouri Fidelity and Surety Trust Life Insurance. From 1960 to 1973 Mr. Polland was President and Chairman of the Board, Summit Fidelity and Surety Company of Ohio, Summit Guarantee Corporation of Delaware. From 1970 to 1972 he was Director, Inter-American marketing association, Latin American group, Washington, D.C.; from 1966 to 1971, he was Partner of former Governor Goodwin J. Knight with Knight and Polland Business and Financial Consultants, and from 1961 to 1968 he was a member of Export Expansion, U.S. Dept. of Commerce, appointment by President John F. Kennedy and Commerce Secretary, Luther Hodges.

Other Blind Pool Activities

A Company director is also a director of another blind pool or blank check company. The Company and this entity will be in competition with each other for prospective companies to acquire. See "Conflicts of Interest" below.

Conflicts of Interest

None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

In particular, a Company officer and director formed another blind pool or blank check company at about the same time as formation of the Company, which has a structure and a business plan which is very similar to that of the Company. Milton Polland, director, is also a director of Mid-Am Systems, Inc., a Delaware corporation. It is also likely that the Company's officers and directors will form additional blind pool or blank check companies in the future, with a business plan similar or identical to that of the Company. The other blind pool or blank check company which was formed at about the same time as the Company and has a similar structure and business plan may be considered to be in direct competition with the Company for available business opportunities, but that competition does not currently create a significant conflict of interest with the Company because each of such companies currently has a similar group of shareholders. However, any additional blind pool or blank check companies formed in the future, or which do not have substantially the same shareholders and capital structure as the Company, would be in direct competition with the Company for available business opportunities and would create the potential for conflicts of interest.

The officers, directors, and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6. Executive Compensation.

No officer or director has received any remuneration or compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

The Company may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by the Company. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.

Item 7. Certain Relationships and Related Transactions.

No officer, director, promoter, or affiliate of the Company has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise. The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

The Company does not maintain an office, but it does maintain a mailing address at 5150 Tamiami Trail N., Suite 202, Naples, Florida 34103, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8. Description of Securities.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 10,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. In the election of Directors, a plurality of the votes cast shall elect. In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

The Company's transfer agent is OTC Corporate Transfer Service, P.O. Box 501, Hicksville, New York. The phone number is (516) 433-6503.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. As of the date of this registration statement, there are approximately 53 holders of record of the Company's common stock.

No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2. Legal Proceedings

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3. Changes in and Disagreements with Accountants.

Not applicable.

Item 4. Recent Sales of Unregistered Securities.

Since May 6, 1996, (the date of inception) The Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name	Date of Sale	Shares	Aggregate Purchase Price	Purchase Price Per Share
Rudy Ambrosi	4/11/02	1,000,000	$1,000	$.001
Rochelle Barstow	4/11/02	25,000	$25	$.001
Csaba Benji	4/11/02	600	$300	$.50
Beresford Overseas, Ltd.	4/11/02	200,000	$2,000	$.01
Gary Bryant	11/4/98	20,000	$2,000	$.10
Suzanne Bryant	11/4/98	2,500	$250	$.10
Steve Bushansky	11/4/98	3,000	$3,000	$1.00
Central Pacific, Ltd.	11/4/98	20,000	$5,000	$.25
Choice Investments, Ltd.	4/11/02	200,000	$2,000	$.01
Attila Covacs	4/11/02	1,000	$500	$.50
Renee Firestone	11/4/98	2,000	$200	$.10
Robert Frankiewicz	11/4/98	6,000	$600	$.10
Suzy Frost	11/4/98	500	$50	$.10
Marc L. Goldstein	4/11/02	2,500	$250	$.10
Dave Goley	11/4/98	5,000	$500	$.10
Kevin Hacker	11/4/98	5,000	$500	$.10
Daryl Harasen	11/4/98	500	$50	$.10
William Huchthausen	11/4/98	2,000	$200	$.10
Curtis Jamison	11/4/98	500	$50	$.10
Dora K. Kiraly	4/11/02	1,000	$500	$.50
Peter E. Klenner	11/4/98	300,000	$300	$0.001
Thomas C. Kloss	4/11/02	3,000	$1,500	$.50
Frank Liedtke	11/4/98	7,000	$700	$.10
Mark Lipetz	11/4/98	500	$50	$.10
Piroska Meslaros	11/4/98	30,000	$300	$.01
Mid-Continental Securities Corp.	4/11/02	2,150,000	$2,150	$.001
Mid-Continental Securities Corp.	4/22/02	2,796,000	$2,796	$.001
Stan Mihajlovic	11/4/98	8,000	$800	$.10
Doug Miller	11/4/98	1,000	$100	$.10
L.A. Miller	11/4/98	12,000	$1,200	$.10
Larry Nazimek	11/4/98	5,000	$500	$.10
Andrew and Marcia Niec	11/4/98	8,000	$800	$.10
Cosmo Palmieri	3/11/99	27,500	$275	$.01
Elliott R. Pearson	11/4/98	500	$50	$.10
Robert A. Pell	4/11/02	2,000	$1,000	$.50
Modestino Pioppi	11/4/98	4,000	$400	$.10
Dominick Pope	11/4/98	5,000	$50	$.01
Dominick Pope	4/11/02	10,000	$10	$.001
Kristina and Jason Poulin	4/22/02	2,000	$ 2	$.001
Munish Rametra	4/11/02	50,000	$50	$.001
Preston Reeder	4/22/02	2,000	$ 2	$.001
Anthony Reiner	4/11/02	2,000	$200	$.10
Edmond Resciniti	11/4/98	500	$50	$.10
James Season	11/4/98	30,000	$300	$.01
James Season	3/11/99	25,000	$250	$.01
Dan Sepke and Angela Podesta	11/4/98	4,000	$400	$.10
Robert Sherry	11/4/98	2,500	$100	$.10
Kamal Singh	11/4/98	10,000	1,000	$.10
Daniel Steinberg	4/11/02	4,000	$400	$.10
Stern Capital Group, Inc.	4/11/02	25,000	$25	$.001
Whitney M. Stokes	4/11/02	10,000	$1,000	$.10
Michelle P. Suppes	11/4/98	52,500	$525	$.01
Mona Sutaria	4/11/02	300	$30	$.10
Shilesh Sutaria	4/11/02	300	$30	$.10
Shilesh Sutaria, c/f Milan Sutaria	4/11/02	325	$32.50	$.10
Shilesh Sutaria, c/f Mira Sutaria	4/11/02	325	$32.50	$.10
TLT Investments, Ltd.	4/11/02	200,000	$2,000	$.01
Arpad Toth	4/11/02	2,000	$1,000	$.50

Each of the sales listed above was made for cash in reliance upon the exemption from registration offered by Regulation D and Section 4(2) of the Securities Act of 1933. Based upon the Subscription Agreement executed by each of the purchasers, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5. Indemnification of Directors and Officers

The Company's Articles of Incorporation and Bylaws do not include provisions requiring the Company to provide indemnification for officers, directors, and other persons. However, under the terms of the Florida Business Corporation Act, the Company has the power to indemnify any person who is or was a party to any proceeding by reason of the fact that he or she is or was serving as an officer, director, employee or agent of the Company. The Company may not provide such indemnification unless the person seeking it acted in good faith, and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial statements for Studio II Productions, Inc. for the initial period from inception (May 6, 1996) to December 31, 2001 and for the second quarter ended June 30, 2002, are attached. See the following pages.

Studio II Productions, Inc.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS for the second quarter ended June 30, 2002

Balance Sheet

Statement of Operations

Statement of Cash Flows

Notes to Financial Statements

Studio II Productions, Inc.
( A Development Stage Company)
Balance Sheet

		06/30/02
ASSETS

CURRENT ASSETS:
Cash		$714
Loan receivable		950

TOTAL CURRENT ASSETS		1,664

TOTAL ASSETS		$1,664

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:
	$

STOCKHOLDER'S EQUITY:
Common stock - Par value $.001;10,000,000 shares authorized
7,289,350 shares issued and outstanding		$7,289
Paid - in capital		37,739
Accumulated Deficit		(43,364)

		1,664

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$1,664

The accompanying notes are an integral part of these financial statements.

Studio II Productions, Inc.
( A Development Stage Company)
Statement of operations
From the initial period from inception (May 6, 1996) to June 30, 2002

	For the six	for the six	Inception
	months ending	months ending	05/06/96 to
	ending 06/30/02	ending 06/30/01	6/30/2002

Sales	$0	$0	$0

Cost of sales	0	0	0

Gross profit	0	0	0

Selling general and administration	2,371	45	43,364

Other income (expense) net		0	0

Net income (loss) before taxes	(2,371)	(45)	(43,364)

Provision for income taxes	0	0	0

Net income (loss)	$(2,371)	$(45)	$(43,364)

Net income (loss) per share	$(0.00007)	$(0.00002)

Average number of shares outstanding	6,351,300	2,791,125

The accompanying notes are an integral part of these financial statements.

Studio II Productions, Inc.
( A Development Stage Company)
Statement of Cash Flows
From the initial period from inception (May 6, 1996) to June 30, 2002

	For the six	For the six	Inception
	months ending	months ending	05/06/96 to
	ending 06/30/02	ending 06/30/01	06/30/02
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(2,371)	$(45)	$(43,364)

Changes in assets and liabilities
Increase (Decrease) in accounts payable	0	0	0
Increase (Decrease) in loan receivable	(950)	0	(950)

CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(3,321)	(45)	(44,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Common Stock	1,002	0	7,289
Additional Paid in Capital	998	0	37,739
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	2,000	0	45,028

NET INCREASE (DECREASE) IN CASH	(1,321)	(45)	714

CASH AT BEGINNING OF PERIOD	2,035	1,146	0

CASH AT END OF PERIOD	$714	$1,101	$714

The accompanying notes are an integral part of these financial statements.

Studio II Productions, Inc.

(A Development Stage Company)

Notes to Financial Statements

Note 1 - Organization and Business

The Company was incorporated in May 6, 1996 under the laws of the state of Florida.

The Company's principal business objective will be to seek long-term growth potential in a business combination venture rather than to seek immediate short-term earnings. The company will not restrict its search to any specific business, industry or geographical location, and the Company may engage in a Business Combination. The Company is still a development stage company that has not made any successful business activities which provide any revenue since inception. The company changed its name on July 15, 1997 from Cleopatra Exotics Inc. to Studio II Productions Inc.

Development Stage:

The Company is currently in the development stage and has no significant operations to date.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

Based upon the company generating a loss, no provision has been made for Federal Income Taxes.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended June 30, 2002 was $ - 0 -.

Capital Stock

The Company is authorized to issue ten million (10,000,000) common shares at $0.001 par value. As of the statement date the company issued 7,289,350 shares.

Subsequent Events

No significant subsequent events occurred as of the report date. The Company is also constantly seeking business opportunities and other means of financing to enable it to complete its business plan.

Stduio II Productions, Inc.

(A Development Stage Company)

Financial Statements

For the initial period from inception (May 6, 1996) to December 31, 2001

Studio II Productions, Inc.

(A Development Stage Company)

INDEX TO FINANCIAL STATEMENTS for December 31, 2001

Report of Independent Public Accountants

Balance Sheet

Statement of Operations

Statement of Stockholders' Equity

Statement of Cash Flows

Notes to Financial Statements

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of

Studio II Productions Inc.

We have audited the accompanying balance sheet of Studio II Productions Inc., as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Studio II Productions Inc., as of December 31, 2001, and the results of its operations for the period then ended in conformity with generally accepted accounting principles.

Nelson, Mayoka and Company P.C.

Certified Public Accountants

April 9, 2002

New York, New York

Report of Independent Public Accountants

Studio II Productions, Inc.

(A Development Stage Company)

Balance Sheet

		Audited
		12/31/01
ASSETS

CURRENT ASSETS:
Cash		$2,035

TOTAL CURRENT ASSETS		2,035

TOTAL ASSETS		$2,035

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:
	$

STOCKHOLDER'S EQUITY:
Common stock - Par value $.001;10,000,000 shares authorized
6,287,350 shares issued and outstanding		$6,287
Paid - in capital		36,741
Accumulated Deficit		(40,993)

		2,035

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$2,035

The accompanying notes are an integral part of the financial statements.

Studio II Productions, Inc.

(A Development Stage Company)

Statement of Operations

For the initial period from inception (May 6, 1996) to December 31, 2001

	Audit	Audit	Inception
	For the year	For the year	05/06/96 to
	ending 12/31/01	ending 12/31/00	12/31/2001

Sales	$0	$0	$0

Cost of sales	0	0	0

Gross profit	0	0	0

Selling general and administration	3,061	5,727	40,993

Other income (expense) net		0	0

Net income (loss) before taxes	(3,061)	(5,727)	(40,993)

Provision for income taxes	0	0	0

Net income (loss)	$(3,061)	$(5,727)	$(40,993)

Net income (loss) per share	$(0.0005)	$(0.0018)

Average number of shares outstanding	6,208,550	3,423,125

The accompanying notes are an integral part of the financial statements.

Studio II Productions, Inc.

(A Development Stage Company)

Statement of Changes in Stockholders' Equity

For the initial period from inception (May 6, 1996) to December 31, 2001

	Price	Common Stock
	per	Number of
	Share	Shares	Amount

Common Stock issued for cash for the
period ending December 31, 1996		0	0

Net loss for the period
ending December 31, 1996			(1,500)

Common Stock issued for cash for the
period ending December 31, 1997			0

Net loss for the period
ending December 31, 1997			(12,930)

Common Stock issued for cash for the
period ending December 31, 1998	0.0527	547,500	28,853

Net loss for the year
ending December 31, 1998			(13,835)

Common Stock issued for cash for the
year ending December 31, 1999	0.0127	169,000	2,150

Net loss for the year
ending December 31, 1999			(3,940)

Common Stock issued for cash for the
year ending December 31, 2000	0.0012	5,413,250	6,575

Net Loss for the year
ending December 31, 2000			(5,727)

Common Stock issued for cash for the	0.0251	157,600	3,950
year ending December 31, 2001

Net loss for the year
ending December 31, 2001			(3,061)

Balance December 31, 2001		6,287,350	2,035

The accompanying notes are an integral part of the financial statements.

Studio II Productions, Inc.

(A Development Stage Company)

Statement of Cash Flows

For the initial period from inception (May 6, 1996) to December 31, 2001

	Audit	Audit	Inception
	For the year	For the year	05/06/96 to
	ending 12/31/00	ending 12/31/00	12/31/01
CASH FLOW FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,061)	$(5,727)	$(40,993)

Changes in assets and liabilities
Increase (Decrease) in accounts payable	0	0	0
Increase (Decrease) in loan receivable	0	0	0

CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(3,061)	(5,727)	(40,993)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of Common Stock	157	5,413	6,287
Additional Paid in Capital	3,793	1,162	36,741
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	3,950	6,575	43,028

NET INCREASE (DECREASE) IN CASH	889	848	2,035

CASH AT BEGINNING OF YEAR	1,146	298	0

CASH AT END OF YEAR	$2,035	$1,146	$2,035

The accompanying notes are an integral part of the financial statements.

Studio II Productions, Inc.

(A Development Stage Company)

Notes to Financial Statements

Note 1 - Organization and Business

The Company was incorporated on May 6, 1996 under the laws of the state of Florida.

The Company's principal business objective will be to seek long-term growth potential in a business combination venture rather than to seek immediate short-term earnings. The company will not restrict its search to any specific business, industry or geographical location, and the Company may engage in a Business Combination. The Company is still a development stage company that has not made any successful business activities which provide any revenue since inception. The company changed its name on July 15, 1997 from Cleopatra Exotics Inc. to Studio II Productions Inc.

Development Stage:

The Company is currently in the development stage and has no significant operations to date.

Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset federal income taxes.

Based upon the company generating a loss no provision has been made for Federal Income Taxes.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest and taxes in the period ended December 31, 2001 was $ - 0 -.

Capital Stock

The Company is authorized to issue ten million (10,000,000) common shares at $0.001 par value. As of the statement date the company issued 6,287,350 shares.

Subsequent Events

No significant subsequent events occurred as of the report date. The Company is also constantly seeking business opportunities and other means of financing to enable it to complete its business plan.

PART III

Item 1. INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

Exhibit No.	Document
3.1	Articles of Incorporation
3.2	Bylaws
4.1	Specimen Stock Certificate

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO II PRODUCTIONS, INC.

By: /S/ GERALD F. VAN FLEET

Gerald F. Van Fleet, President and Director

By: /S/ MILTON POLLAND,

Milton Polland, Director

Date: September 12, 2002

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUER

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

STUDIO II PRODUCTIONS, INC.

(Name of Small Business Issuer in its charter)

Florida	65-0664963
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5150 Tamiami Trail N., Ste. 202, Naples, Florida 34103

(Address of Principal Office)

Issuer's telephone number: (239) 430-2222

EXHIBIT INDEX

Exhibit No.	Document
3.1	Articles of Incorporation
3.2	Bylaws
4.1	Specimen Stock Certificate

EXHIBIT 3.1 - ARTICLES OF INCORPORATION OF STUDIO II PRODUCTIONS, INC.

ARTICLES OF INCORPORATION

OF

STUDIO II PRODUCTIONS, INC.

The undersigned does hereby subscribe to, acknowledge and file the following Articles of Incorporation for the purpose of creating a corporation under the laws of the State of Florida.

ARTICLE ONE

The name of this corporation is: STUDIO II PRODUCTIONS, INC. The principle address of the corporation is: 332 W. Boynton Beach Blvd., Suite 4, Boynton Beach, Florida 33435

ARTICLE TWO

This corporation shall commence its existence upon filing and shall exist perpetually thereafter unless sooner dissolved according to law.

ARTICLE THREE

The purpose for which the corporation is organized is the transaction of any or all lawful business for which corporations may be incorporated under the Florida Corporation Act.

ARTICLE FOUR

This corporation is authorized to issue Ten Million (10,000,000) Shares of Common Stock, which shall be designated as "Common Shares" with a par value of $.0001 per share. All of said stock shall be payable in cash, property )real or personal) or labor or services in lieu thereof at a just valuation to be fixed by the Board of Directors.

ARTICLE FIVE

Except as otherwise provided by law, the entire voting power for the election of directors and for all other purposes shall be vested exclusively in the holders of the outstanding Common Shares.

ARTICLE SIX

Every shareholder, upon the sale for cash of any new stock of this corporation of the same kind, class or series as that which he already holds, shall have the right to purchase his pro rata share thereof (as nearly as may be done without issuance of fractional shares) at the prices at which it is offered to others.

ARTICLE SEVEN

The street address and mailing address of the initial principal registered office is: 332 W. Boynton Beach Blvd., Suite 4, Boynton Beach, Florida 33435 and the name of its initial registered agent of this corporation is: Linda Brown.

I hereby am familiar with and accept the duties and responsibilities as registered agent for said corporation.

Linda Brown

ARTICLE EIGHT

This corporation shall have at least one director initially with the exact number of directors to be specified by the shareholders from time to time unless the shareholders shall be a majority vote, determine that the corporation be managed by the shareholders. The names and addresses of the initial directors of this corporation is:

Name Mailing Address

Mark Anthony 225 Park Avenue, Suite 211

New York, NY 10169

Dominick Pope 225 Park Avenue, Suite 211

New York, NY 10169

ARTICLE NINE

The Board of Directors is empowered to make, alter or repeal the Bylaws of the corporation without restriction of their powers conferred by statue.

ARTICLE TEN

The name and address of the incorporator for this corporation is:

Linda Brown

332 W. Boynton Beach Blvd.

Suite 4

Boynton Beach, Florida 33435

Incorporator: Linda Brown

ARTICLE ELEVEN

No contract or other transaction between this corporation and any other corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors, or officers of, such other corporation. Any director individually, or any firm of which any director may be a member, may be a party to, or may be pecuniarily or otherwise interested in, any contract or transaction of this corporation, provided that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors or a majority thereof, and any director of this corporation who is also a director or an officer of such corporation, or who it is so interested may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation which shall authorize any such contract or transaction with like force and effect as if he were not such director or officer of such other corporation, or not so interested.

ARTICLE TWELVE

The private property of the stockholders shall not be subject to the payment of the corporate debts to any extent whatsoever. The corporation shall have a first lien not the shares of its stockholders and upon the dividends due them for any indebtedness of such stockholders to the corporation.

IN WITNESS WHEREOF, the undersigned subscriber has executed these Articles of Incorporation this 24th day of April, 1996.

________________________________

Linda Brown

CERTIFICATE DESIGNATING PLACE OF BUSINESS OR DOMICILE FOR THE SERVICE OF PROCESS WITHIN THIS STATE, NAMING AGENT UPON WHOM PROCESS MAY BE SERVED.

In pursuance of Chapter 48.191 of the Florida Statutes, the following is submitted, in compliance with said act:

FIRST: that STUDIO II PRODUCTIONS, INC., desiring to organize under the laws of the State of Florida, with its principal office, as indicated in the Articles of Incorporation, at City of Boynton Beach, County of Palm Beach, State of Florida, has named Linda Brown located at: 332. W. Boynton Beach Blvd., Suite 4, Boynton Beach, Florida 33435, City of Boynton Beach, County of Palm Beach, State of Florida, as its agent to accept service of process with the state.

ACKNOWLEDGMENT: MUST BE SIGNED BY DESIGNATED AGENT

Having been named to accept service of process for the above corporation, at place designated in this certificate, I hereby accept to act in this capacity, and agree to comply with the provision of said Act relative to keeping open said office.

BY: ____________________________________

Linda Brown

Registered Agent

EXHIBIT 3.2 - BYLAWS

BY LAWS

OF

STUDIO II PRODUCTIONS, INC.

ARTICLE ONE

CAPITAL STOCK

SECTION ONE: Share certificates, as approved by the Board of Directors, shall be issued to shareholders specifying the name of the owner, number of shares, and date of issue. Each certificate shall be signed by the President and Secretary with the corporate seal affixed thereon. Each certificate shall be numbered in the order in which it is issued.

SECTION TWO: Each shareholder shall be entitled to one vote per share of common stock, unless otherwise stated in Articles of Incorporation.

SECTION THREE: Transfer of shares of stock shall be in the transfer ledger of the corporation. Such transfers shall be done in person or by power of attorney. Transfers shall be completed on the surrender of the old certificate, duly assigned.

ARTICLE TWO

SHAREHOLDER'S MEETINGS

SECTION ONE: The annual meeting of the shareholders shall be held on the 6th day of May of each year at _______________________________. If the stated day is a weekend day or a legal holiday, the meeting shall be held on the next succeeding day not a weekend day or a holiday.

SECTION TWO: The place of the annual meeting may be changed by the Board of Directors within or without the State of incorporation for any given year upon at least ten (10) and no more than sixty (60) days notice to the shareholders. Special meetings may be held within or without the State of incorporation and at such time as the Board of Directors may fix.

SECTION THREE: Special meetings of the shareholders may be called at any time by the Board of Directors or the President or, upon written request of any holder(s) of at least one-half of the outstanding capital stock.

SECTION FOUR: Notice of any special meeting of the shareholders shall be given to all shareholders to their last known address by registered mail. Notice of any special meeting of the shareholders shall state the purpose of such meeting. Notice of a special meeting may be waived in writing either before or after such meeting.

SECTION FIVE: Unless otherwise provided by law or the Articles of Incorporation, all meetings of the shareholders, action may be taken by a majority vote of the number of shares entitled to vote as represented by the shareholders present at such meeting. Directors shall be elected by a plurality vote. A quorum shall constitute one share over fifty percent of the outstanding shares entitled to vote as represented by the shareholders present at such meeting. No business may be transacted without the presence of a quorum. At any time during any shareholders meeting, if it is determined that a quorum is no longer present, the meeting shall be then adjourned.

SECTION SIX: Action may be taken by the shareholders without a formal meeting byconsent, if such consent is executed in writing by all of the shareholders entitled to vote and if allowed under the laws of the State of incorporation.

ARTICLE THREE

DIRECTORS

SECTION ONE: The Board of Directors shall control the full and entire management of the affairs and business of the corporation. The Board of Directors shall adopt rules and regulations to manage the affairs and business of the corporation by resolution at special or the annual meeting. A quorum shall consist of a majority of the directors. Resolution adopted and all business transacted by the Board of Directors shall be done by a majority vote of the directors present at such meetings.

SECTION TWO: The Board of Directors shall consist of ___ members to be elected by the shareholders at an annual meeting. The term of office shall be one year. Vacancies may be filled by the Board of Directors prior to the expiration of the term. Such appointment shall continue until the next annual meeting of shareholders.

SECTION THREE: The Board of Directors shall meet annually at the same place of the shareholders meetings immediately following the annual meeting of the shareholders. Special meetings of the Board of Directors may be called by the President on three (3) days notice either personally or by mail or wire, or such other and further notice as required by the laws of this State.

SECTION FOUR: Notice of special or regular meetings of the Board of Directors other than the annual meeting of the Board of Directors, shall be made by mail to the last known address of each director. Such notice shall be mailed ten (10) days prior to such meeting and shall include time and place and reasons for the meeting. All other requirements of the laws of the State of incorporation for notices shall be followed.

SECTION FIVE: All directors of the corporation who are present at a meeting of the Board of Directors shall be deemed to have assented to action taken at such meeting as to any corporate action taken, unless a director who did not vote in favor on such action goes on record in the minutes as dissenting. In such a case, the dissenting director will not be deemed to having assented to the action taken.

SECTION SIX: Directors may be removed for cause by a majority vote at a meeting of the shareholders or Directors. Directors may be removed without cause by a majority vote at a meeting of the shareholders.

ARTICLE FOUR

OFFICERS

SECTION ONE: The officers of the corporation shall consist of a President, Secretary and Treasurer. All officers shall be elected by the Board of Directors and shall serve a term for compensation as fixed by the Board of Directors. The Board of Directors may establish other officers as it may be deem fit.

SECTION TWO: The chief executive officer shall be the President. The president shall have management powers of the corporation. His duties shall include but are not limited to administration of the corporation presiding over shareholders meeting including general supervision of the policies of the corporation as well as general management. The President shall execute contracts, mortgages, loans and bonds under the seal of the corporation. The President shall have other powers as determined by the Board of Directors by resolution.

SECTION THREE: The Secretary shall keep the minutes of meetings of the Board of Directors and shareholder meetings. The Secretary shall have charge of the minute books, seal and stock books of the corporation. The Secretary shall have other powers as delegated by the President.

SECTION FOUR: The Treasurer shall have the power to manage the financial affairs of the corporation. The Treasurer shall keep books and records of the financial affairs and make such available to the President and Board of Directors upon request. The Treasurer may make recommendations to the officers and directors in regard to the financial affairs of the corporation.

SECTION FIVE: The Vice-President, if one is appointed by the Board of Directors, shall have such powers as delegated to him by the President. Upon the inability to perform by the President, the Vice-President shall serve as President until such time as the President shall be able to perform or further action by the Board of Directors. The President shall be deemed unable to perform his duties upon written notification by the President of such inability or resignation to the Board of Directors that the President is unable to perform.

SECTION SIX: Vacancies shall be filled by the Board of Directors. Until such time asvacancies are filled the following rules of succession shall apply without regard to Section Five of this Article. The Vice-President shall act as President, the Treasurer shall act as Secretary, and the Secretary shall act as Treasurer.

SECTION SEVEN: Assistants to officers may be appointed by the President. These duties shall be those delegated to them by the President or the Board of Directors.

SECTION EIGHT: Compensation of the officers shall be determined by the Board of Directors.

ARTICLE FIVE

CONTRACTS AND INSTRUMENTS OF INDEBTEDNESS

SECTION ONE: No contracts or any instrument of indebtedness shall be executed without approval by the Board of Directors by resolution. Upon such resolution, the President shall be authorized to execute contracts or instruments of indebtedness as specified in the resolution.

SECTION TWO: All checks, drafts or other instruments of indebtedness shall be executed in the manner as determined by the Board of Directors by resolution.

ARTICLE SIX

CORPORATE SEAL

The seal of the corporation shall be provided by the Board of Directors by resolution. The seal shall be used by the President or other officers of the corporation as provided for in these By-Laws.

ARTICLE SEVEN

AMENDMENT

These By-Laws may be amended from time to time by a majority vote of the Board of Directors or by a majority vote of the shareholders. These By-Laws may be repealed and new By-Laws established in the same manner as amendments. These By-Laws will continue in full force and effect until amended or repealed and replaced by new By-Laws.

ARTICLE EIGHT

DIVIDENDS

The Board of Directors may from time to time declare dividends to the shareholders. These distributions may be in cash or property. No such dividends may be made out of the capital of the corporation.

EXHIBIT 4.1 - SPECIMEN STOCK CERTIFICATE

CONTENTS:

State of Incorporation

Name of Company

Number of authorized shares of common stock

Name of individual shareholder

Number of shares owned by individual shareholder

Fully paid and non-assessable shares

Date of issuance of certificate

Signatures of President and Secretary

Restrictive transfer legend